Bread & Butter Fund Inc.

3633 Hill Rd  3rd Flr.

Parsippany,  NJ 07054

March 31, 2016

U.S. Securities and Exchange Commission                                            File numbers

Division of Investment Management                                                      333-123976

Office of Disclosure and Review                                                            811-21748

100 F Street, N.E.

Washington,  D.C.  20549-4720

RE;  Responses to SEC comments

Dear Mr. Jacob Sandoval;

I have enclosed the following responses to your comments.

1.

RE: Shareholders beneficiary and related parties

After reviewing GAAP requirements, no further disclosure is needed.

2.

RE: Disclosure of the annual meeting shareholder vote

Shareholder Meeting

The Annual meeting of shareholders of the Bread & Butter Fund Inc. (“Fund”) was held on June 20, 2015 at the offices of Bread & Butter Fund Inc., at 3633 Hill Rd 3rd Flr Parsippany NJ 07054.  At the meeting, the following matters were voted upon by those shareholders (the resulting votes are presented below):

           The results of shareholder voting for the annual election of the board of directors for the Fund is as follows:

Board of Directors	FOR	WITHHELD
Frank J Figurski Donald J McDermott Theodore J Moskala Jeffrey E Potkul	92,118 92,118 92,118 92,118	0 0 0 0

The result of shareholder voting for the election of the Independent public accountant Sanville & Company for the Fund is as follows:

Independent Public Accountant	FOR	AGAINST	ABSTAIN
Sanville & Company	92,118	0	23,362

      It will be included in the upcoming N-CSRS Semi Annual filing.

3.

RE: Indemnification

In the normal course of business, the Fund enters into contracts that contain general indemnifications to other parties. The Fund's maximum exposure under these contracts is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. The Fund expects the risk of loss to be remote.

     Change will be made to the upcoming N-CSRS Semi-Annual Filing.

The Fund acknowledges that;

 - the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

-  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-  the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

by:/s/ : James B. Potkul

           James B. Potkul

President - Bread & Butter Fund Inc.